

September 10, 2014

Via E-mail
John P. McLaughlin
President and Chief Executive Officer
PDL BioPharma, Inc.
932 Southwood Boulevard
Incline Village, NV 89451

      Re: PDL BioPharma, Inc.
                   Form 10-K for the Fiscal Year Ended December 31, 2013
                   Filed March 3, 2014
                   File No. 000-19756

Dear Mr. McLaughlin:

We have reviewed your August 13 and 14, 2014 responses and have the following comments.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
10. Intangible Assets
Depomed Royalty Purchase and Sales Agreement, page 72

1. With regard to the error in the Company's accounting for the Depomed Royalty Agreement that has been disclosed in Note 1 to the Form 10-Q for the quarter ended June 30, 2014, please address the following:

   - Tell us whether there were gaps in controls, inadequately designed controls or controls not operating as designed to identify the appropriate accounting in 2013 when the agreement was entered into. To the extent that you determined there were control deficiencies, please describe them and explain how you evaluated the severity of each.

- To the extent that you identified significant deficiencies in your original assessment of internal control over financial reporting (ICFR) as of December 31, 2013, tell us the nature of each, including the impacted component(s) of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control Integrated Framework and how you evaluated their severity individually and in the aggregate, including in aggregation with any deficiencies identified upon discovery of the above error, if applicable.

- Tell us if you made changes in your ICFR due to the discovery of this error, and if so, tell us which component(s) of COSO the improvements in controls relate to.

2. Additionally, please address the above questions with regard to the reclassification of interest income recognized from financial assets from a component of "Interest income and other net" to "Interest revenue" as a component of revenue in the condensed consolidated statements of income.

You may contact Tabatha McCullom, Staff Accountant, at (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant